Exhibit FS-1
                                                                    ------------

         UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
           KEYSPAN ENERGY / EASTERN ENTERPRISES / ENERGYNORTH MERGERS

The unaudited pro forma consolidated condensed balance sheet as of June 30, 2000 and the unaudited pro forma consolidated condensed income statements for the six months ended June 30, 2000 and the year ended December 31, 1999 combine the historical information of KeySpan Corporation d/b/a KeySpan Energy ("KeySpan Energy"), Eastern Enterprises ("Eastern") and EnergyNorth Inc. ("EnergyNorth"). The unaudited pro forma consolidated condensed financial statements have been prepared to reflect the mergers under the purchase method of accounting (KeySpan Energy will acquire Eastern and EnergyNorth). Under the purchase method of accounting, assets acquired and liabilities assumed are recorded at their estimated fair values. The excess of the purchase price, including estimated fees and expenses directly related to the merger, in excess of the fair value of the net assets acquired is classified as goodwill on the accompanying unaudited pro forma consolidated condensed balance sheet. The estimated fair values and useful lives of assets acquired and liabilities assumed and any resulting goodwill, are subject to final valuation adjustments in accordance with generally accepted accounting principles.

The pro forma adjustments reflected in the unaudited pro forma consolidated condensed balance sheet are as if the transactions had occurred on June 30, 2000. The unaudited pro forma consolidated condensed income statement for the six months ended June 30, 2000 assumes that these transactions were completed on January 1, 2000. The unaudited pro forma consolidated condensed income statement for the year ended December 31, 1999 assumes that these transactions were completed on January 1, 1999. The unaudited pro forma consolidated condensed financial statements assume that KeySpan Energy will purchase all of the outstanding common stock of Eastern for $64.00 in cash and will purchase all of the outstanding common stock of EnergyNorth for $61.13 in cash. The proposed transactions are expected to close contemporaneously in the fourth quarter of calendar year 2000.

On August 31, 1999, Eastern completed a merger with Colonial Gas Company ("Colonial") which was accounted for using the purchase method of accounting; Eastern was the acquiring company for financial reporting purposes. The unaudited pro forma consolidated condensed income statement for the year ended December 31, 1999, therefore, reflects the results of operations of Colonial for the four month period September 1, 1999 through December 31, 1999.

The unaudited pro forma consolidated condensed financial statements do not reflect the anticipated cost savings that may be obtained from the elimination of duplicate corporate and administrative programs in connection with the mergers or operating efficiencies that may result. KeySpan has identified before-tax synergy savings to be approximately $40 million annually.

                                                                    Exhibit FS-1
                                                                    ------------

The following unaudited pro forma consolidated condensed financial statements should be read in conjunction with the historical consolidated financial statements and related notes thereto of KeySpan Energy, Eastern and EnergyNorth. The following statements are not necessarily indicative of the financial position or operating results that would have occurred had the proposed transactions been consummated on the date, or at the beginning of the period, for which the proposed transactions are being given effect nor are they necessarily indicative of future operating results or financial position.

                                                                    Exhibit FS-1
                                                                    ------------
                                 KeySpan Energy
            Unaudited Pro Forma Consolidated Condensed Balance Sheet
                                  June 30, 2000
                            (In Thousands of Dollars)

                                          KeySpan      Eastern     Transaction                               Transaction
                                          Energy       Enterprises Adjustments    Pro Forma    EnergyNorth   Adjustments Pro Forma
                                          --------------------------------------  -------------------------------------- ----------
ASSETS

Current Assets
     Cash and temporary cash investments  92,127       30,898                     123,025      726                        123,751
     Customer accounts receivable, net    861,441      112,786                    974,227      15,886                     990,113
     Other                                365,860      124,431                    490,291      11,663                     501,954
                                          --------------------------------------  --------------------------------------  ---------
                                          1,319,428    268,115     -              1,587,543    28,275        -            1,615,818
                                          --------------------------------------  --------------------------------------  ---------

Equity Investments and Others             428,828      14,064      -              442,892      -             -            442,892
                                          --------------------------------------  --------------------------------------  ---------

Property
     Electric                             1,367,512    -                          1,367,512    -                          1,367,512
     Gas                                  3,522,284    1,523,747                  5,046,031    177,753                    5,223,784
     Other                                387,523      691,209                    1,078,732    8,349                      1,087,081
     Accumulated depreciation             (1,655,540)  (936,958)                  (2,592,498)  (59,481)                  (2,651,979)
     Gas exploration and production       1,278,786    -                          1,278,786    -                          1,278,786
     Accumulated depletion                (561,966)    -                          (561,966)    -                          (561,966)
                                          --------------------------------------  -------------------------------------- -----------
                                          4,338,599    1,277,998   -              5,616,597    126,621       -            5,743,218
                                          --------------------------------------  -------------------------------------- -----------

Deferred Charges
     Goodwill, net of amortization        328,510      243,960     1,067,348 (1)  1,639,818    -             166,546(7)   1,806,364
     Regulatory assets and other          704,787      141,194                    845,981      16,168                     862,149

                                          --------------------------------------  -------------------------------------- -----------
                                          1,033,297    385,154     1,067,348      2,485,799    16,168        166,546      2,668,513
                                          --------------------------------------  -------------------------------------- -----------

Total Assets                              7,120,152    1,945,331   1,067,348      10,132,831   171,064       166,546      10,470,441
                                          ======================================  ====================================== ===========

LIABILITIES AND CAPITALIZATION
Current Liabilities
     Current maturities of long-term debt -            6,746                       6,746       849                        7,595
     Accounts payable and accrued
     expenses                             884,919      156,782                     1,041,701   25,463                     1,067,164
     Commercial paper                     262,481      73,707      261,659   (1)   680,556     14,130        30,562(7)    740,218



                                                                   8,100     (2)                             2,10  (8)
                                                                   74,609    (3)                             12,870(9)
                                          --------------------------------------   ------------------------------------  -----------
                                          1,147,400    237,235     344,368         1,729,003   40,442        45,532       1,814,977
                                          --------------------------------------   ------------------------------------  -----------

Deferred Credits and Other Liabilities
     Deferred income taxes                223,551      179,591                     403,142     21,126                     424,268
     Reserves and other liabilities       666,897      199,491                     866,388     5,738                      872,126
                                          --------------------------------------   ------------------------------------  -----------
                                          890,448      379,082     -               1,269,530   26,864        -            1,296,394
                                          --------------------------------------   ------------------------------------  -----------

Gas Inventory Financing                   -            33,567      -               33,567      4,413         -            37,980
                                          --------------------------------------   ------------------------------------  -----------

Capitalization
     Common stock                         2,985,936    273,555     (273,555) (1)   3,002,324   35,966       (35,966)(7)   3,004,842
                                                                   16,388    (3)                            2,518   (9)
     Retained earnings                    528,082      497,942     (497,942) (1)   528,082     18,105       (18,105)(7)   528,082
     Accumulated comprehensive income     (1,716)      (73)        73        (1)   (1,716)     -                          (1,716)
     Treasury stock purchased             (722,080)    (583)       583       (1)   (722,080)   -                          (722,080)
                                          --------------------------------------   ------------------------------------  -----------
         Total common shareholders equity 2,790,222    770,841     (754,453)       2,806,610   54,071       (51,553)      2,809,128
     Preferred stock                      84,339       21,438                      105,777     -                          105,777
     Long-term debt                       2,112,377    503,168     1,477,433 (1)   4,092,978   45,274       172,567(7)    4,310,819
                                          --------------------------------------   -----------------------------------   -----------
Total Capitalization                      4,986,938    1,295,447   722,980         7,005,365   99,345       121,014       7,225,724
                                          --------------------------------------   -----------------------------------   -----------

Minority Interest                         95,366       -           -               95,366      -            -             95,366
                                          --------------------------------------   -----------------------------------   -----------

Total Liabilities and Capitalization      7,120,152    1,945,331   1,067,348       10,132,831  171,064      166,546       10,470,441
                                          ======================================   ===================================   ===========

                                 KeySpan Energy
           Unaudited Pro Forma Consolidated Condensed Income Statement
                         Six Months Ended June 30, 2000
                            (In Thousands of Dollars)

                                                      Eastern     Transaction                           Transaction
                                          KeySpan     Enterprises Adjustments   Pro Forma  EnergyNorth  Adjustments    Pro Forma
                                          -----------------------------------   -------------------------------------  ------------
         Revenues

         Gas Distribution                 1,166,243   483,658                   1,649,901  91,401                      1,741,302
         Marine Services                  -           141,675                   141,675    -                           141,675
         Electric Services                723,099     -                         723,099    -                           723,099
         Gas Exploration and Production   107,218     -                         107,218    -                           107,218
         Energy Related Services and
         Other                            267,641     13,150                    280,791    -                           280,791
                                          -----------------------------------   -------------------------------------  ------------
         Total Revenues                   2,264,201   638,483     -             2,902,684  91,401       -              2,994,085
                                          -----------------------------------   -------------------------------------  ------------

         Operating Expenses
         Purchased gas                    609,125     236,154                   845,279    59,531                      904,810
         Purchased fuel                   140,649     -                         140,649    -                           140,649
         Operations and maintenance       734,465     236,148                   970,613    14,955                      985,568
         Depreciation, depletion and
         amortization                     143,391     54,809      13,342(5)     211,542    4,462        2,082 (11)     218,086
         Operating taxes                  206,541     25,725                    232,266    2,022                       234,288
                                          -----------------------------------   -------------------------------------  ------------
         Total Operating Expenses         1,834,171   552,836     13,342        2,400,349  80,970       2,082          2,483,401
                                          -----------------------------------   -------------------------------------  ------------

         Operating Income                 430,030     85,647      (13,342)      502,335    10,431       (2,082)        510,684
                                          -----------------------------------   -------------------------------------  ------------

         Other Income and (Deductions)
         Income from equity investments   11,928      -                         11,928     -                           11,928
         Interest income                  6,881       2,423                     9,304      -                           9,304
         Minority interest                (7,795)     -                         (7,795)    -                           (7,795)
         Other                            (112)       2,256                     2,144      54                          2,198
                                          -----------------------------------   -------------------------------------  ------------
         Total Other Income               10,902      4,679       -             15,581     54           -              15,635
                                          -----------------------------------   -------------------------------------  ------------
         Income Before Interest Charges
                  and Income Taxes        440,932     90,326      (13,342)      517,916    10,485       (2,082)        526,319

         Interest Charges                 77,325      23,930      71,150(4)     172,405    2,561        8,496 (10)     183,462
         Income Taxes                     137,997     28,061      (24,903)(6)   141,155    3,771        (2,974)(12)    141,952

                                          -----------------------------------   -------------------------------------  ------------
         Net Income                       225,610     38,335      (59,589)      204,356    4,153        (7,604)        200,905



         Preferred stock dividend
         requirements                     14,977      757         -             15,734     -            -              15,734
                                          -----------------------------------   -------------------------------------  ------------
         Earnings for Common Stock        210,633     37,578      (59,589)      188,622    4,153        (7,604)        185,171
                                          ===================================   =====================================  ============

         Average shares outstanding (000) 133,881                               133,881                                133,881

         Basic and Diluted Earnings Per
         Common Share                     1.57                                  1.41                                   1.38
                                          ==========                            ===========                            ============

                                 KeySpan Energy
           Unaudited Pro Forma Consolidated Condensed Income Statement
                          Year Ended December 31, 1999
                            (In Thousands of Dollars)

                                                  Eastern     Transaction                                 Transaction
                                       KeySpan    Enterprises Adjustments        Pro Forma  EnergyNorth   Adjustments  Pro Forma
                                       ------------------------------------      ------------------------------------  -------------
   Revenues
   Gas Distribution                    1,753,132  690,809                        2,443,941  124,863                    2,568,804
   Marine Services                     -          267,269                        267,269    -                          267,269
   Electric Services                   861,582    -                              861,582    -                          861,582
   Gas Exploration and Production      150,581    -                              150,581    -                          150,581
   Energy Related Services and Other   189,318    20,624                         209,942    -                          209,942
                                       ------------------------------------      ------------------------------------  -------------
   Total Revenues                      2,954,613  978,702     -                  3,933,315  124,863       -            4,058,178
                                       ------------------------------------      ------------------------------------  -------------

   Operating Expenses
   Purchased gas                       744,432    339,274                        1,083,706  73,961                     1,157,667
   Purchased fuel                      17,252     -                              17,252     -                          17,252
   Operations and maintenance          1,091,166  403,465                        1,494,631  27,086                     1,521,717
   Depreciation, depletion and
   amortization                        253,440    81,373      26,684 (5)         361,497    7,845         4,164(11)    373,506
   Operating taxes                     366,154    41,151                         407,305    3,812                      411,117
                                       ------------------------------------      ------------------------------------  -------------
   Total Operating Expenses            2,472,444  865,263     26,684             3,364,391  112,704       4,164        3,481,259
                                       ------------------------------------      ------------------------------------  -------------

   Operating Income                    482,169    113,439     (26,684)           568,924    12,159        (4,164)      576,919
                                       ------------------------------------      ------------------------------------  -------------

   Other Income and (Deductions)
   Income from equity investments      15,347     -                              15,347     -                          15,347
   Interest income                     26,993     7,964                          34,957     -                          34,957
   Minority interest                   (11,141)   -                              (11,141)   -                          (11,141)
   Other                               6,297      8,980                          15,277     525                        15,802
                                       ------------------------------------      ------------------------------------  -------------
   Total Other Income                  37,496     16,944      -                  54,440     525           -            54,965
                                       ------------------------------------      ------------------------------------  -------------
   Income Before Interest Charges
            and Income Taxes           519,665    130,383     (26,684)           623,364    12,684        (4,164)      631,884

   Interest Charges                    124,692    37,274      142,300 (4)        304,266    4,915         16,993 (10)  326,174
   Income Taxes                        136,362    36,154      (49,805)(6)        122,711    3,740         (5,947)(12)  120,504
   Net Income                          258,611    56,955      (119,179)          196,387    4,029         (15,210)     185,206




   Preferred stock dividend
   requirements                        34,752     1,862       -                  36,614     -             -            36,614

                                       ------------------------------------      ------------------------------------  -------------
   Earnings for Common Stock           223,859    55,093      (119,179)          159,773    4,029         (15,210)     148,592
                                       ====================================      ====================================  =============

   Average shares outstanding (000)    138,526                                   138,526                               138,526

   Basic  and  Diluted   Earnings  Per
   Common Share                        1.62                                      1.15                                  1.07
                                       ===========                               ===========                           =============


                        NOTES TO THE UNAUDITED PRO FORMA
                   CONSOLIDATED CONDENSED FINANCIAL STATEMENTS


Note 1.  Cash Consideration and Estimated Goodwill Related to the
         Eastern Enterprises Merger

Cash consideration to be paid to Eastern shareholders will be paid from the proceeds of long-term debt and commercial paper issuances. KeySpan Energy will issue approximately $1.477 billion of long-term debt at an estimated annual interest rate of 8.0% and approximately $262 million of commercial paper at an estimated annual interest rate of 7.0% to finance the merger. KeySpan Energy will acquire all of the outstanding common stock of Eastern for $64.00 per share, subject to adjustment. The cash consideration of $64.00 per share will be increased by $0.006 per share for each day after August 6, 2000 through the day prior to the closing date. This aggregate additional amount will be reduced by the aggregate amount of any per share increase in any dividend actually paid that is attributable to any period in which the additional amount accrues.

The estimated goodwill reflects the recognition of the excess amount of the purchase price over the fair value of the net assets to be acquired including costs to be incurred directly related to the consummation. The following represents the estimated goodwill calculation:

           Common shares outstanding
                  at June 30, 2000                                    27,173,322
           Share price                                    $                64.00
                                                           ---------------------
           Purchase price                                 $        1,739,092,608
           Common equity of Eastern                                (770,841,000)
                                                           ---------------------
                                                          $          968,251,608
           Estimated transaction costs (See Note 2)                    8,100,000
           Estimated restructuring and other
                  costs (See Note 3)                                 90,996,000
                                                           ---------------------
           Estimated Goodwill                             $        1,067,347,608
                                                           =====================
           Amortization period                                                40
           Estimated yearly amortization                  $           26,683,690
                                                           =====================
           Estimated six months amortization              $           13,341,845
                                                           =====================

A final determination of goodwill may reflect certain purchase accounting adjustments based on actuarial valuations related to employee benefit plans, estimates with respect to the effect of consolidation of certain corporate and administrative functions, completion of studies related to environmental issues, possible contract and asset impairment charges, possible asset sales, and other adjustments.

Note 2. Estimated Transaction Costs Associated with the Eastern Enterprises
        Merger

KeySpan Energy will incur direct expenses related to the merger, including accounting, investment banking, legal and consulting fees. The pro forma adjustments include an estimate for KeySpan's merger-related costs of $8.1 million, which is included in goodwill. These costs will be financed through the issuance of commercial paper.

Note 3.  Estimated Restructuring and Other Costs

Eastern expects to incur direct expenses related to the merger, including accounting, investment banking, legal and consulting fees of approximately $13.9 million. In addition, Eastern expects to incur expenses of approximately $60.7 million for certain contractual obligations (e.g. "change in control" payments) and nonqualified stock options that will be "cashed out". These costs will be expensed as incurred by Eastern and have been included in the calculation of estimated goodwill. These costs will be financed through the issuance of commercial paper. Further, certain Eastern options will be converted to options to purchase KeySpan Energy stock. The estimated value of such options, which are primarily fully vested, approximate $16.4 million and will be recorded as additional purchase price consideration by KeySpan Energy at the time of the merger.

Note 4. Interest Expense

Interest expense reflects the issuance of approximately $1.477 billion of long-term debt and approximately $262 million of commercial paper to finance the acquisition of Eastern at estimated annual interest rates of 8.0% and 7.0%, respectively. Interest expense also reflects the issuance of commercial paper to finance transaction costs at an estimated annual interest rate of 7.0%. A change in the actual interest rate of .125%, as compared to the estimated interest rates, will change net income by approximately $1.5 million annually and by $0.7 million for six months.

Note 5. Amortization of Goodwill Associated with the Eastern Enterprises Merger

Goodwill, which is not tax deductible, will be amortized over a 40 year period.

Note 6. Income Taxes

Income taxes on the unaudited pro forma consolidated condensed income statement have been adjusted to reflect the tax deduction of interest expense at a rate of 35%. A tax benefit has not been provided for goodwill since it is not tax deductible.

Note 7. Cash Consideration and Estimated Goodwill Related to the EnergyNorth Merger

Cash consideration to be paid to EnergyNorth shareholders will be paid from the proceeds of long-term debt and commercial paper issuances. KeySpan Energy will issue approximately $173 million in long-term debt at an estimated annual interest rate of 8.0% and approximately $30 million of commercial paper at an estimated annual interest rate of 7.0% to finance the merger. KeySpan Energy will acquire all of the outstanding common stock of EnergyNorth for $61.13 per share, subject to adjustment. The cash consideration to be paid to EnergyNorth shareholders is subject to a per share increase of .589 times the per share increase amount above $64.00 per share paid to Eastern shareholders. The estimated goodwill reflects the recognition of the excess amount of the purchase price over the fair value of the net assets acquired including adjustments for costs to be incurred directly related to the consummation. The following represents the estimated goodwill calculation:


        Common shares outstanding
           at June 30, 2000                                            3,322,903
        Share price
                                                     $                     61.13
                                                        ------------------------
        Purchase price                               $               203,129,060
        Common equity of EnergyNorth                                (54,071,000)
                                                        ------------------------
                                                     $               149,058,060
        Estimated transaction costs (See Note 8)                       2,100,000
        Estimated restructuring and other
           costs (See Note 9)                                         15,388,000
                                                        ------------------------
        Estimated Goodwill                           $               166,546,060
                                                        ========================
        Amortization period                                                   40
        Estimated yearly amortization                $                 4,163,652
                                                        ========================
        Estimated six month amortization             $                 2,081,826
                                                        ========================


A final determination of goodwill may reflect certain purchase accounting adjustments based on actuarial valuations related to employee benefit plans, estimates with respect to the effect of consolidation of certain corporate and administrative functions, completion of studies related to environmental issues, possible contract and asset impairment charges, possible asset sales, and other adjustments.

Note 8. Estimated Transaction Costs Associated with the EnergyNorth Merger

KeySpan Energy and Eastern will incur direct expenses related to the merger, including accounting, investment banking, legal and consulting fees. The pro forma adjustments include an estimate for these costs of $2.1 million, which is included in goodwill. These costs will be financed through the issuance of commercial paper.

Note 9.  Estimated Restructuring and Other Costs

EnergyNorth expects to incur direct expenses related to the merger, including accounting, investment banking, legal and consulting fees of approximately $4.7 million. In addition, EnergyNorth expects to incur expenses of approximately $8.2 million for certain contractual obligations (e.g. "change in control" payments). These costs will be expensed as incurred by EnergyNorth and have been included in the calculation of estimated goodwill. These costs will be financed through the issuance of commercial paper. Further, EnergyNorth options will be converted to options to purchase KeySpan Energy stock. The estimated value of such options, which are primarily fully vested, approximates $2.5 million and will be recorded as additional purchase price consideration by KeySpan Energy at the time of the merger.

Note 10. Interest Expense

Interest expense reflects the issuance of approximately $173 million of long-term debt and approximately $30 million of commercial paper to finance the acquisition of EnergyNorth at estimated annual interest rates of 8.0% and 7.0%, respectively. Interest expense also reflects the issuance of commercial paper to finance transaction costs at an estimated annual interest rate of 7.0%. A change in the actual interest rate of .125%, as compared to the estimated interest rates, will have approximately a $0.2 million annual and an immaterial six month effect on net income.

Note 11. Amortization of Goodwill Associated with the EnergyNorth Merger

Goodwill, which is not tax deductible, will be amortized over a 40 year period.

Note 12. Income Taxes

Income taxes on the unaudited pro forma consolidated condensed income statement have been adjusted to reflect the tax deduction of interest expense at a rate of 35%. A tax benefit has not been provided for goodwill since it is not tax deductible.